UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 22, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON announces a new RUB 110 bn five-year ruble denominated term loan with Sberbank

Amsterdam (22 May 2017) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) announced today that its subsidiary VimpelCom Holdings B.V. has successfully entered into a new RUB 110 billion, five-year term loan agreement with Sberbank. The term loan will refinance the existing loans between Sberbank and PJSC VimpelCom, as well as provide additional funds for general corporate purposes.

VEON’s Chief Financial Officer Andrew Davies commented: “The agreement to enter into a new term loan is an important further step in continuing VEON’s strategy to centralize debt at the holding level, thus improving the capital structure of the Group. We are pleased with the strong commitment we received from Sberbank for this loan, which supports the Group’s liquidity profile and provides greater financial flexibility.”

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http:// www.veon.com

Contact Information

Investor Relations	Media and Public Relations

Massimiliano Cominelli	Ben Novick

ir@veon.com	pr@veon.com

+31 20 79 77 200	Tel: +44 207 487 25 83

DISCLAIMER

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the capital structure of VEON, VEON’s liquidity profile, and the expected greater financial flexibility to be provided by the new term loan. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in the markets where the companies operate; unforeseen developments from competition; governmental regulation of the telecommunications or digital industries; general political uncertainties in the markets where the companies operate; and government investigations or other regulatory actions and/or litigation with third parties. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof, and VEON cannot assure you that any projected results or events will be achieved. Except to the extent required by law, VEON expressly disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. This press release contains inside information as defined in Regulation (EU) No 596/2014.